

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 24, 2010

Mr. Ken Kinsella
Chief Executive Officer
Global Resource Corporation
1000 Atrium Way, Suite 100
Mount Laurel, New Jersey 08054

      RE: **Global Resource Corporation**
               Form 8-K dated May 12, 2010
               Filed May 14, 2010
               File No. 000-50944

Dear Mr. Kinsella:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jeffrey Jaramillo
                    Accounting Branch Chief